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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  29549

FORM 12b-25

SEC FILE NUMBER 000-30069
CUSIP NUMBER

NOTIFICATION OF LATE FILING

(Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing  checked above, identify the Item(s) to which the notification relates:_________________________________

PART 1 – REGISTRANT INFORMATION

Enviro-Energy Corporation

_______________________________________________________________________________

Full Name of Registrant

3897 Cinco Amigos

_______________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Santa Barbara, CA       93105

_______________________________________________________________________________

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the  registrant seeks relief  pursuant  to Rule  12b-25(b),  the  following should be completed.  (Check box if appropriate)

          (a)  The reasons described  in reasonable detail in  Part III of this form could not  be  eliminated without  unreasonable  effort  or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report report, on Form 10-K,  Form 20-F,  11-K,  Form N-SAR, or portion thereof will be  filed on or  before the  fifteenth calendar day following  the  prescribed due date;  or the  subject  quarterly report on Form 10-Q, or  portion there  of will  be filed  on or before the fifth calendar day  following the prescribed due day;

               and

          (c)  The accountant’s  statement or  other exhibit  required  by Rule

               12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail  the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof,  could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Registrant's annual report on Form 10KSB cannot be filed within the prescribed time period.  The Company requires additional time to gather data to fully comply with submission requirements of this form.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact regarding this notification:

Thomas Bowers

(805)

682-4839

____________________________________

___________

__________________

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under  Section 13 or 15(d) of the  Securities  Exchange Act of  1934 or Section 30 of  the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If answer is no, identify report(s).  [X] Yes  [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?    [X] Yes    [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ending December 31, 2001 the effect of the acquisition of Colvico, Inc. was not included.  The acquisition date of record is January 29, 2002.  The gross revenues have increased by approximately $15,000,000, a net loss of  $11,122,302 was reported for year end December 31, 2001, where has net loss for this reporting period will be approximately $100,000.

To file a complete and accurate Form 10KSB, an extension is needed to gather the required information.

Environ-Energy Corporation

_______________________________________________________________________________

(Name of Registrant as Specified in Charter)

has  caused this  notification to be signed  on its behalf  by the  undersigned hereunto duly authorized.

March 31, 2003

/s/ Thomas Bowers

Date:

____________________

By:____________________________________________

Thomas Bowers, CEO

INSTRUCTION: The form may be signed by an executive  officer of  the registrant of by any  other duly  authorized  representative.  The name  and title  of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer),  evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

GENERAL INSTRUCTIONS

1.

This form is required by Rule 12b-25 (17CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four  conformed copies of  this form and  amendments thereto  must be  completed and  filed  with  the  Securities  and  Exchange Commission,  Washington,  D.C. 20549,  in accordance  with Rule 0-3  of  the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.

A  manually signed  copy of the  form and amendments thereto  shall be filed with each national securities exchange on  which any  class of securities of the registrant is registered.

4.

Amendments to the notifications must also be filed on  form 12b-25 but  need not restate information that has  been correctly  furnished.  The form shall be clearly identified as an amended notification.

5.

Electronic filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).